CONSOL ENERGY INC.

275 Technology Drive, Suite 101

Canonsburg, Pennsylvania 15317-9565

(724) 416-8300

November 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Coleman

Craig Arakawa

Re:	CONSOL Energy Inc.
Registration Statement on Form S-4
Filed October 1, 2024
File No. 333-282453

Dear Messrs. Coleman and Arakawa:

On behalf of CONSOL Energy Inc. (the “Company”), set forth below is a response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 25, 2024 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-282453) initially filed by the Company on October 1, 2024 (the “Registration Statement”).

The headings and numbered paragraph in this letter correspond to the headings and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below.

Registration Statement on Form S-4

General

1.

Please update this filing to reflect any changes you make in response to the staff’s comments relating to your Form 10-K in the letter dated October 25, 2024. In this regard, we note, for example, that you incorporate by reference the CONSOL Form 10-K filed February 9, 2024, and the Arch Resources Form 10-K filed February 15, 2024.

Company Response:

The Company acknowledges the Staff’s comment and respectively advises the Staff that each of the Company and Arch Resources, Inc. will address the Staff’s comments relating to its Form 10-K in the Staff’s letter dated October 25, 2024 by revising the disclosure in its subsequent annual filings and technical report summaries, as applicable, as described in each such company’s response letter to the Staff dated November 1, 2024 and as approved by the Staff. Accordingly, the Company respectfully submits that no related updates to the Registration Statement are necessary.

Mr. John Coleman

Mr. Craig Arakawa

November 18, 2024

***

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (724) 416-8331 or by email at MatthewTyree@consolenergy.com.

/s/ Matthew S. Tyree
Matthew S. Tyree
Interim General Counsel and Corporate Secretary

cc:	Hannah Thompson Frank, McGuireWoods LLP

Jenna Levine, Wachtell, Lipton, Rosen & Katz